# SEC Schedule 13D/A (Amendment No. 30) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MILLICOM INTERNATIONAL CELLULAR SA, CIK 0000912958
CUSIP: L6388F110
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 8400 NW 36th Street, Suite 530, Doral, Florida (FL), 33166
Date of event which requires filing of this statement: 09/22/2026
Filed by CIK 0001952901
Persons authorized to receive notices and communications: Denis Klimentchenko, Skadden, Arps, Slate, Meagher & Flom, (UK) LLP, 22 Bishopsgate, London, United Kingdom (X0), EC2N 4BQ, 44(0)20 7519 7289

## Reporting persons
- Atlas Investissement SAS (CIK 0001952901): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: bank loan (BK), other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 common shares, par value $1.50 per share ("Common Shares") of Millicom International Cellular S.A., a Luxembourg company (the "Issuer"), beneficially owned by Atlas Investissement SAS, a company incorporated under French law as a societe par actions simplifiee ("Atlas Investissement"), plus 6,000,000 additional Common Shares that Atlas Investissement is scheduled to purchase under the Equity Derivative Transaction Agreements (as defined in Item 4 below) on September 25, 2026. Iliad Holding SAS ("Iliad Holding"), as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya SAS ("Maya"), as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. Xavier Niel, the President of Maya, Jules Niel, John Niel, Elisa Niel and Joseph Niel (together, the "Niel Family") may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,718,390 Common Shares outstanding as of August 31, 2026 (169,000,000 Common Shares outstanding, less 1,281,610 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Iliad Holding SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 Common Shares beneficially owned by Atlas Investissement, plus 6,000,000 additional Common Shares that Atlas Investissement is scheduled to purchase under the Equity Derivative Transaction Agreements on September 25, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,718,390 Common Shares outstanding as of August 31, 2026 (169,000,000 Common Shares outstanding, less 1,281,610 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Maya SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 Common Shares beneficially owned by Atlas Investissement, plus 6,000,000 additional Common Shares that Atlas Investissement is scheduled to purchase under the Equity Derivative Transaction Agreements on September 25, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,718,390 Common Shares outstanding as of August 31, 2026 (169,000,000 Common Shares outstanding, less 1,281,610 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Xavier Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 Common Shares beneficially owned by Atlas Investissement, plus 6,000,000 additional Common Shares that Atlas Investissement is scheduled to purchase under the Equity Derivative Transaction Agreements on September 25, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,718,390 Common Shares outstanding as of August 31, 2026 (169,000,000 Common Shares outstanding, less 1,281,610 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Jules Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 Common Shares beneficially owned by Atlas Investissement, plus 6,000,000 additional Common Shares that Atlas Investissement is scheduled to purchase under the Equity Derivative Transaction Agreements on September 25, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,718,390 Common Shares outstanding as of August 31, 2026 (169,000,000 Common Shares outstanding, less 1,281,610 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- John Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 Common Shares beneficially owned by Atlas Investissement, plus 6,000,000 additional Common Shares that Atlas Investissement is scheduled to purchase under the Equity Derivative Transaction Agreements on September 25, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,718,390 Common Shares outstanding as of August 31, 2026 (169,000,000 Common Shares outstanding, less 1,281,610 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Elisa Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 Common Shares beneficially owned by Atlas Investissement, plus 6,000,000 additional Common Shares that Atlas Investissement is scheduled to purchase under the Equity Derivative Transaction Agreements on September 25, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,718,390 Common Shares outstanding as of August 31, 2026 (169,000,000 Common Shares outstanding, less 1,281,610 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Joseph Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 Common Shares beneficially owned by Atlas Investissement, plus 6,000,000 additional Common Shares that Atlas Investissement is scheduled to purchase under the Equity Derivative Transaction Agreements on September 25, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,718,390 Common Shares outstanding as of August 31, 2026 (169,000,000 Common Shares outstanding, less 1,281,610 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: MILLICOM INTERNATIONAL CELLULAR SA
Address of issuer's principal executive offices: 8400 NW 36th Street, Suite 530, Doral, Florida (FL), 33166
Comment: This Amendment No. 30 ("Amendment No. 30") to Schedule 13D relates to the Common Shares, par value $1.50 per share (the "Common Shares"), of Millicom International Cellular S.A., a Luxembourg company ("Issuer"), and amends and supplements the initial statement on Schedule 13D filed on February 24, 2023, as previously amended (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 30 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Financing Upsize

On September 22, 2026, Atlas Investissement entered into six separate amendment agreements (each a "Third Amendment Agreement" and the resulting transactions thereunder the "Amended Transactions") with six unaffiliated third party financial institutions, being the six counterparties to the secured equity financing transaction described in Amendment No. 24 to the Schedule 13D, as amended and described in Amendment No. 27 and Amendment No. 29 to the Schedule 13D (the "Original Equity Financing Transactions"), pursuant to which Atlas Investissement amended and restated, as applicable, the relevant existing master agreements and certain related confirmations consisting of prepaid forwards and equity swaps that together constitute secured equity financing transactions based on the value of Common Shares owned by Atlas Investissement (and including margin call mechanisms), on substantially similar terms as the Amended Transactions referred to in the paragraph above.

Pursuant to such Third Amendment Agreements, (i) Atlas Investissement agreed not to purchase or otherwise acquire Common Shares to the extent that such acquisition would result in Atlas Investissement beneficially owning in excess of 50.5% (amongst other further conditions) of Issuer's outstanding Common Shares at the time of such acquisition and (ii) the maximum amount available to Atlas Investissement under the Amended Transactions was further increased by an aggregate of approximately USD 483,886,779 compared to the position resulting from June Equity Financing Transactions as described in Amendment No. 29 to the Schedule 13D, and made available to Atlas Investissement on September 24, 2026 (the "Third Upsize Transactions" and, further to the above taken together, the "Equity Financing Transactions"). Accordingly, the corresponding documentation relating to the June Equity Financing Transaction as described in Amendment No. 29 to the Schedule 13D was amended for the purposes of implementing the Third Upsize Transactions, such documentation otherwise remaining on substantially the same terms as those filed in Amendment No. 29 to the Schedule 13D.

For the avoidance of doubt, the implementation of the above-mentioned Third Upsize Transactions does not require the purchase of any Common Shares by either Atlas Investissement or its counterparties.

The foregoing descriptions of the transactions are qualified in their entirety by reference to the terms of each of the Third Amendment Agreements, amended master agreements, amended prepaid forwards confirmations and amended equity swaps confirmations (other than in respect of Natixis, whose prepaid forwards confirmation is amended pursuant to the relevant Third Amendment Agreement), each of which is filed as an exhibit to this Amendment No. 30 and incorporated herein by reference.

Physical Settlement of Equity Derivative Transactions

On September 25, 2026, Atlas Investissement is scheduled to physically settle the balance of the June Equity Derivative Transaction referred to in Amendment No. 29 to the Schedule 13D. Accordingly, in connection with such transaction, Atlas Investissement is scheduled to acquire a total number of 6,000,000 Common Shares for an aggregate purchase price of approximately USD 568,201,140.51 (excluding commissions and interest). The purchase is anticipated to be funded by cash on hand (including the Cash Settlement (as described in Item 4 below)) and the increased proceeds from the Third Upsize Transactions referred to above.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 3 of this Amendment No. 30 is incorporated herein by reference.

In addition, Atlas Investissement intends (subject to certain conditions, including obtaining relevant regulatory approvals, as may be required and in accordance with the documentation pertaining to the Equity Financing Transactions) to purchase additional Common Shares up to a beneficial ownership of 50.5% of the outstanding Common Shares of the Issuer at the time of such acquisition. The actual timing and amount of such purchases will depend on the prevailing market conditions at the time of such purchases.

Separately from the above, Atlas Investissement settled the three European-style call spread option transactions contemplated under each of the respective Letter Agreements on Share Option Transaction (as defined and described in Amendment No. 20 to the Schedule 13D) for cash (the "Cash Settlement"), over a range of dates between July and September 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of each of the cover pages.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 through 10 of each of the cover pages.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in Common Shares since Amendment No. 29 to the Schedule 13D was filed on June 29, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Amendment No. 30 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

87. Third Amendment Agreement relating to the Third Upsize Transactions, dated September 22, 2026 by and between Atlas Investissement SAS and BNP Paribas

88. Third Amendment Agreement relating to the Third Upsize Transactions, dated September 22, 2026 by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

89. Third Amendment Agreement relating to the Third Upsize Transactions, dated September 22, 2026 by and between Atlas Investissement SAS and Natixis

90. Third Amendment Agreement relating to the Third Upsize Transactions, dated September 22, 2026 by and between Atlas Investissement SAS and Societe Generale

91. Third Amendment Agreement relating to the Third Upsize Transactions, dated September 22, 2026 by and between Atlas Investissement SAS and Citibank Europe

92. Third Amendment Agreement relating to the Third Upsize Transactions, dated September 22, 2026 by and between Atlas Investissement SAS and ING Bank

93. Amended and restated FBF Master Agreement (initially dated November 12, 2025 and as amended and restated on September 22, 2026 pursuant to the Third Amendment Agreement referred to in Exhibit 87) by and between Atlas Investissement SAS and BNP Paribas

94. Amended and restated FBF Master Agreement (initially dated November 12, 2025 and as amended and restated on September 22, 2026 pursuant to the Third Amendment Agreement referred to in Exhibit 88) by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

95. Amended and restated FBF Master Agreement (initially dated November 12, 2025 and as amended and restated on September 22, 2026 pursuant to the Third Amendment Agreement referred to in Exhibit 89) by and between Atlas Investissement SAS and Natixis

96. Amended and restated FBF Master Agreement (initially dated November 12, 2025 and as amended and restated on September 22, 2026 pursuant to the Third Amendment Agreement referred to in Exhibit 90) by and between Atlas Investissement SAS and Societe Generale

97. Amended and restated FBF Master Agreement (initially dated June 25, 2026 and as amended and restated on September 22, 2026 pursuant to the Third Amendment Agreement referred to in Exhibit 91) by and between Atlas Investissement SAS and Citibank Europe

98. Amended and restated FBF Master Agreement (initially dated June 25, 2026 and as amended and restated on September 22, 2026 pursuant to the Third Amendment Agreement referred to in Exhibit 92) by and between Atlas Investissement SAS and ING Bank

99. Confirmation of Prepaid Forwards by and between Atlas Investissement SAS and BNP Paribas

100. Confirmation of Prepaid Forwards by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

101. Confirmation of Prepaid Forwards by and between Atlas Investissement SAS and Societe Generale

102. Confirmation of Prepaid Forwards by and between Atlas Investissement SAS and Citibank Europe

103. Confirmation of Prepaid Forwards by and between Atlas Investissement SAS and ING Bank

104. Confirmation of Equity Swaps by and between Atlas Investissement SAS and BNP Paribas

105. Confirmation of Equity Swaps by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

106. Confirmation of Equity Swaps by and between Atlas Investissement SAS and Societe Generale

107. Confirmation of Equity Swaps by and between Atlas Investissement SAS and Citibank Europe

108. Confirmation of Equity Swaps by and between Atlas Investissement SAS and ING Bank

## Signatures
- Atlas Investissement SAS: /s/ Anthony Maarek, Anthony Maarek, Managing Director (09/24/2026)
- Iliad Holding SAS: /s/ Xavier Niel, Xavier Niel, President of Maya SAS, itself President of Iliad Holding SAS (09/24/2026)
- Maya SAS: /s/ Xavier Niel, Xavier Niel, President (09/24/2026)
- Xavier Niel: /s/ Xavier Niel, Xavier Niel (09/24/2026)
- Jules Niel: /s/ Jules Niel, Jules Niel (09/24/2026)
- John Niel: /s/ John Niel, John Niel (09/24/2026)
- Elisa Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Elisa Niel (09/24/2026)
- Joseph Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Joseph Niel (09/24/2026)